# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sagimet Biosciences, Inc., CIK 0001400118
CUSIP: 786700104
Title of class of securities: Series A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 155 Bovet Road, Suite 303, San Mateo, California (CA), 94402
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-24-000258
Filed by CIK 0001452907

## Reporting persons
- New Enterprise Associates 13, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 13, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 13 GP, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Baskett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick J. Kerins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohamad H. Makhzoumi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sagimet Biosciences, Inc.
Address of issuer's principal executive offices: 155 Bovet Road, Suite 303, San Mateo, CA 94402

## Item 2. Person Filing
Name of person filing:
New Enterprise Associates, 13, L.P. ("NEA 13"); NEA Partners 13, L.P. ("NEA Partners 13"), which is the sole general partner of NEA 13; NEA 13 GP, LTD ("NEA 13 GP"), which is the sole general partner of NEA Partners 13; Forest Baskett ("Baskett"), Patrick J. Kerins ("Kerins"), and Scott D. Sandell ("Sandell") (together, the "Directors"), and Anthony A. Florence, Jr. ("Florence") and Mohamad H. Makhzoumi ("Makhzoumi"). Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2(a) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of NEA 13, NEA Partners 13, NEA 13 GP, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.
Citizenship:
Each of NEA 13 and NEA Partners 13 is a Cayman Islands exempted limited partnership. NEA 13 GP is a Cayman Islands exempted company. Each of the Directors is a United States citizen.

Each of Florence and Makhzoumi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons do not beneficially own any shares of Common Stock as of March 31, 2025.
Percent of class: See Line 11 of cover sheets.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/13/2025)
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/13/2025)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/13/2025)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/13/2025)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/13/2025)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/13/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (05/13/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (05/13/2025)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (05/13/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (05/13/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (05/13/2025)
Comment: This Amendment No. 1 to Schedule 13G was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.